**UNITED STATES OF AMERICA**
**Before the**
**SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES EXCHANGE ACT OF 1934**
Release No. 57853 / May 23, 2008

**ADMINISTRATIVE PROCEEDING**
File No. 3-13038

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|---|---|
| **In the Matter of** **American Kiosk Corp.,** **American Motorcyle Corp.** **(f/k/a Scope Industries, Inc.),** **Austin's International, Inc.,** **BusinessMall.Com, Inc.,** **CCM Manufacturing** **Technologies, Inc., and** **Emerging Markets Corp.,** **Respondents.** | **ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO AMERICAN KIOSK CORP.** |

**I.**

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by American Kiosk Corp. ("American Kiosk" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on May 8, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

**II.**

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to American Kiosk Corp. ("Order"), as set forth below.

**III.**

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.     American Kiosk (CIK No. 1047533) is a Delaware corporation located in Virginia Beach, Virginia. At all times relevant to this proceeding, the securities of American Kiosk have been registered under Exchange Act Section 12(g). As of May 6, 2008, the company's common stock (symbol "AKIS") was traded on the over-the-counter markets.

      2.     American Kiosk has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended June 30, 2000.

**IV.**

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                               Nancy M. Morris
                               Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.